Johnson & Johnson

Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215

Long-Term Incentive (LTI) Award Treatment at Final Separation for Johnson & Johnson Employees

In May 2023, Kenvue Inc. (Kenvue) completed an initial public offering (IPO) of its common stock. Johnson & Johnson (J&J) recently announced that it will initiate an exchange offer to divest its controlling interest in Kenvue. Once the exchange offer is complete, referred to as the "final separation", J&J will no longer be the controlling shareholder of Kenvue, and Kenvue will operate as a separate, independent public company.

What will happen to my LTI awards after the closing of the exchange offer?

- Due to the structure of this next step in the separation, we currently anticipate that no adjustments will be made to the number or type of J&J LTI awards you have been granted.
  - If you have been granted Performance Share Units (PSUs), the:
    - EPS goals applicable to the PSUs will be adjusted to remove the impact of earnings from the Consumer Health segment.
    - Peer companies used in the relative Total Shareholder Return (TSR) metric will also be adjusted to reflect the final separation of the Consumer Health segment from J&J.
- The above treatment is subject to you remaining as a J&J employee through the completion of the final separation.
  - If you are a Kenvue employee or become a conveying Kenvue employee prior to the final separation, your LTI awards will be converted to Kenvue LTI awards. If this applies to you, refer to "Long-Term Incentive Award Treatment at Final Separation for Kenvue Employees" for additional information.
  - If your employment at J&J terminates prior to the final separation date, the termination provisions of your LTI awards (to the extent they remain outstanding and as set forth in your award agreement) will continue to apply.
- Please note that any shares of J&J common stock that you have received and continue to hold as a result of the vesting of RSUs and/or PSUs, or from the exercise of your vested stock options, will be eligible for the exchange offer.
- In the event the structure of the final separation changes or J&J initiates a spin-off of a portion of its Kenvue shares to J&J shareholders, the Board may approve further adjustments to J&J LTI awards to maintain the economic value of your awards.
  - In this case, the number of any outstanding Restricted Share Units (RSUs), stock options, and/or PSUs you may hold, and the exercise prices of your stock options, would be adjusted to preserve their economic value.
  - More information will be provided to you later if such an adjustment occurs.

Who will be the administrative services provider of the J&J LTI plan?

- Fidelity will continue to be the administrative services provider for the J&J LTI plan following the final separation.

Do I need to take any action?

- No. You do not need to take any additional actions related to your J&J LTI awards.
- If you have additional questions, please contact AskGS.

This document provides information on what is expected to happen to Johnson & Johnson equity compensation (LTI) awards granted under the Johnson & Johnson Long-Term Incentive Plans and held by Johnson & Johnson employees at the final separation. Johnson & Johnson reserves the right to alter, modify, amend, or terminate the LTI award treatment in whole or in part at any time without prior notification. In the event of any discrepancy between the overview provided here and the official documents governing your LTI award, the governing documents will control.

This material has been prepared and distributed by Johnson & Johnson and Johnson & Johnson is solely responsible for its accuracy. Johnson & Johnson is not affiliated with Administrator (or any Fidelity entity).

Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company's equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers.

2 Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward- looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).